Arena Fortify Acquisition Corp.
405 Lexington Avenue, 59th Floor
New York, New York 10174

November 8, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Arena Fortify Acquisition Corp. Registration Statement on Form S-1, as amended File No. 333-254532

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arena Fortify Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on November 9, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Julian Seiguer, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3334, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

ARENA FORTIFY ACQUISITION CORP.

By: /s/ Kieran Goodwin
Name: Kieran Goodwin
Title: Chief Financial Officer